UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                         ------------------------------

                                   Form N-54a

        NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(A) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:


Name:                                         Photonics Corporation

Address of Principal Business Office:         520 South Fourth Avenue, Suite 400
                                              Louisville, KY 40202-2577

Telephone Number:                             (972) 745-3020

Name and Address of Agent for Service         Bryce Knight, CEO
of Process:                                   Photonics Corporation
                                              520 South Fourth Avenue, Suite 400
                                              Louisville, KY 40202-2577

Copy to:                                      James A. Reskin
                                              Reskin & Associates
                                              520 South Fourth Avenue, Suite 400
                                              Louisville, KY 40202-2577

Check one of the following:

[X] The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: Form SB-2, filed September 21, 1993.

[ ] The company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

     The file  number of the  registration  as an  investment  company pursuant to section 8(a) of the Act, if any, of the company:
                                                                       ---------

     The file  number of the  registration  as an  investment  company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:
                                                                       ---------

The undersigned company certifies that it is a closed-end company organized under the laws of the State of California and with its principal place of business in Kentucky; that it will be operated for the purposes of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

                                   SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Louisville and state of Kentucky on this 7th day of March 2006.

                                                    By:   /s/ Bryce Knight
                                                         -----------------------
                                                  Name:  Bryce Knight
                                                 Title:  Chief Executive Officer

Attest: /s/ Mark Lindberg
       ----------------------------------------
    By:  Mark Lindberg, Secretary and Treasurer